February 14, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Numbers 333-147999 and 811-22153

Ladies and Gentlemen:

On behalf of Dunham Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 14 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to revise the principal strategy descriptions found in the prospectus and to provide other updating information.

On behalf of the Trust, we hereby request selective review of the Amendment. The Prospectus and Statement of Additional Information ("SAI") is substantially similar to the Prospectus and SAI previously reviewed by the Commission’s staff, except for material changes to the Principal Investment Strategies sections (under both Item 4 and Item 9) and updating information.

If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

686076.7